FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release regarding first half of 2010 results.

Press release
Banco Santander registered first-half attributable
profit of EUR 4.445 billion, a decline of 1.6%
The Group raised EUR 88,300 million in deposits during the half, including EUR 30,000 million from Spain
•	The Group deepens its geographical diversification, with Continental Europe accounting for 43% of profit (Spain 22%), Latin America 37% (Brazil 22%), the U.K. 17% and Sovereign (in the U.S.) 3%.

•	Net operating income, the difference between income and costs, rose 7% to EUR 12,000 million in the first six months. Loans grew by 5% and customer funds by 12%.

•	Continental Europe: Attributable profit fell 6% to EUR 2,553 million. Lending fell by 0.2 percentage point and deposits grew by 34%.

•	Latin America: Attributable profit rose 20% to EUR 2,160 million. Lending rose by 20% and deposits by 19%, in euros.

•	Profit in Brazil rose 35% to a record EUR 1,294 million, with 28% growth in loans and 26% in deposits.

•	U.K.: Attributable profit rose 11% to £875 million and by 14% in euros to EUR 1,006 million. Loans rose by 6% and deposits by 14% in euros.

•	Sovereign generated profit of $227 million (EUR 172 million) after its third consecutive quarter of positive results.

•	Provisions for bad loans increased by 6% to EUR 4,919 million, though were down by 4% on a like-for-like basis (excluding the exchange rate effect and using the same perimeter).

•
Non-performing loans ended the period at 3.37%, up three basis points from the previous quarter, the lowest increase since the international financial crisis began in the summer of 2007. NPLs in Spain were 3.71%, well below the 5.47% average for the sector. The coverage ratio remained at 73%.

•	The efficiency ratio was 42.2%. The U.K. and Brazil were below 40% and Sovereign improved to 44% from 66% a year earlier.

•	The capital ratios underline Banco Santander’s solvency, with a Tier 1 ratio of 10.1% and core capital of 8.6%, compared with 9.4% and 7.5%, respectively, a year earlier.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, July 29, 2010 — Banco Santander registered net attributable profit of EUR 4,445 million in the first half of 2010, a decline of 1.6% from the same period in 2009. Profit during the April-to-June quarter was EUR 2,230 million, the highest of the last four quarters. Banco Santander Chairman Emilio Botín said: “The first-half results make us confident we will obtain a full-year profit similar to last year’s, which will allow us to maintain the dividend at EUR 0.60. This is possible thanks to our balance sheet strength and geographical diversification.”
The first-half income statement highlights Santander’s capacity to generate recurrent profit even in difficult environments such as the current one. This conclusion was also seen in the stress tests carried out by the Committee of European Banking Supervisors and the Bank of Spain, which found that after two years of an adverse economic scenario, Banco Santander would maintain its end-2009 Tier 1 ratio of 10%, even as it continued to generate profit and distribute a payout of 50% to shareholders.
Results
Banco’s Santander’s net interest margin grew by 15% and income from fees and commissions by 6%, which, after a 30% decline in earnings from financial transactions, led to a nearly 8% increase in gross income to EUR 20,874 million. After operating costs, net operating income increased by 7% to EUR 12,063 million.
Provisions for bad loans were increased by 6% to EUR 4,919 million. This increase reflects a slowing in growth in provisions, given that the similar year-earlier figure was an increase of 61% and of 44% for all of 2009. Eliminating the exchange rate effect and on a like-for-like basis, provisions fell by 4%.
After these provisions, pretax profit rose 7% to EUR 6,331 million. After taxes and deductions for minority interests in Group subsidiaries, net attributable profit was EUR 4,445 million, a decline of 1.6%. This result consists entirely of ordinary earnings, as no capital gains were realized during the first six months.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Santander group’s overall efficiency ratio stood at 42.2% at the close of the first half, a slight deterioration as a result of declining revenues in Spain and Portugal, which both maintained their ratios below 40%. The most prominent improvement was achieved by Sovereign, which reduced its efficiency ratio from 66.1% in the first half of 2009 to 44.0% this year. Meanwhile, the U.K. efficiency ratio improved 1.3 point to 38.7% and Brazil by 0.9 point to 37.0%.
The non-performing loan rate was 3.37%, up just three basis points from the previous quarter and the lowest quarter-to-quarter increase since international financial crisis began in the summer of 2007. Meanwhile, reserves for loan-losses provide coverage for 73% of non-performing loans. The coverage ratio has been steady between 72% and 75% during the last year.
Banco Santander’s NPL and coverage ratios are substantially better than those of its competitors in all its main markets. In Spain, the NPL rate for the Group’s units is 3.71%, compared to an average of 5.47% for banks and cajas at the end of May. Similar differentials can be seen in the U.K. and Latin America. At the end of June, 2010, total reserves for loan losses stood at EUR 19,911 million, of which EUR 13,232 million were specific provisions and EUR 6,679 million generic.
By geographical areas, Continental Europe generated net attributable profit of EUR 2,553 million, a decline of 6%, with the Santander branch network, the main unit, contributing EUR 912 million, a decrease of 14%. Santander Consumer Finance’s relative performance is notable, with an increase of 30% to EUR 396 million in net profit. U.K. profit increased by 11% in pounds to £875 million, or 14% in euros, to EUR 1,006 million. Attributable profit in America rose 20% to EUR 2,160 million. Brazil registered the largest gain, or 35%, and made the largest contribution, EUR 1,294 million, followed by Chile, where profit rose 17% to EUR 301 million and Mexico, where profit rose by 26% to EUR 291 million.
Businesses in Continental Europe accounted for 43% of the Group’s profit, including 22% from Spain, which Latin America accounted for 37%, including 22% from Brazil. The U.K. accounted for 17% of profit and Sovereign for 3%, after registering a profit in the first half of EUR 172 million, compared to a loss of EUR 26 million during the same period of 2009.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Business
Santander’s strategy has been to increase customer funds, with the goal of increasing market share, to attract customers and deepen linkage with more and better customers, while improving the structure for funding assets through more stable deposits.
As a result of this approach, total customer funds managed by the Group increased 12% to EUR 993,774 million at the end of June. Customer deposits increased 23% to EUR 595,300 million. In the first six months of the year, the Group increased deposits by EUR 88,324 million, of which EUR 29,781 million were raised in Spain.
This strong growth in deposits has gone hand in hand with a 20% increase in investment funs under Management, to EUR 113,668 million.
Customer deposits in Continental Europe increased by 34% to EUR 238,123 million. Deposits in Spain, which account for three quarters of these deposits, grew by 43%. Deposits in Portugal grew by 17% and within Santander Consumer Finance by 38%.
Deposits in Latin America grew by 19% to EUR 127,886 million. In Brazil deposits increased by 26%; in Mexico by 19% and in Chile by 14%, with a positive contribution from the exchange rate effect.
Deposits in the U.K. grew by 14% (or 9% in pounds) to EUR 185,762 million. The Zero Current Account campaign attracted 150,000 new customers in the half.
Lending by the Santander Group grew by 5% to EUR 727,882 million at the end of June. In Continental Europe, customer lending came to EUR 329,680 million, nearly unchanged from a year earlier but up by more than EUR 8,600 million from the end of the first quarter. Lending improved in all units. Santander Totta increased loans by 3% on the year and Santander Consumer by 5%. Lending by the two units in Spain, the Santander branch network and Banesto, fell by 4% and 1%, respectively, from a year earlier, though both showed increased from the end of March.
Lending in Latin America grew by 20% in euros to EUR 116,605 million. Brazil increased by 28%, Chile by 21% and Mexico by 12%.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

In the U.K., lending increased by 6% in euros, to EUR 240,573 million, or by 1% in pounds. Mortgage lending increased by 6% and lending to SMEs by 20%. The mortgage portfolio ended the quarter at EUR 163,900 million, while market share for new mortgages was 19%.
At the end of June, Spain and the U.K. accounted for the same proportion of Grupo Santander’s balance sheet, with each contributing 33% of loans and 31% of customer funds. Continental Europe, which includes Spain, represents 45% of lending and 39% of customer funds; Latin America 16% of lending (of which 9% is in Brazil) and 24% of customer funds (of which 14% are in Brazil). Sovereign, in the U.S., accounts for 6% of lending and customer funds.
The share and the dividend
Banco Santander’s eligible capital at the close of the first half came to EUR 81,062 million, with a surplus of EUR 32,941 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.5%, Tier I to 10.1% and core capital 8.6%, making Banco Santander one of the most solvent financial institutions in the world. The Standard & Poor’s ratings agency recently confirmed Banco Santander’s long-term debt rating at AA, making the bank one of four banking groups in the world with ratings of AA or above from the three main ratings agencies.
The first dividend against 2010 earnings, of EUR 0.135234, unchanged from a year earlier, will be paid on Aug. 1. This dividend is in line with the goal announced by Chairman Emilio Botín in the most recent Annual General Meeting to maintain the total payout to shareholders against 2010 earnings at EUR 0.60 a share, unchanged from 2009.
The Santander share ended June at EUR 8.74, up from EUR 8.56 a year earlier. The share recorded significant gains in the month of July, to more than EUR 10 a share, increasing market capitalization to above EUR 85,000 million. Banco Santander is the 10th largest bank in the world and first in the euro zone by market capitalization, and is the largest company in Spain.
At the close of June, Santander had 3,164,143 shareholders. Total employment in the Group is 170,264, serving more than 90 million customers in 13,671 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information can be found at www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	H1 ‘10	H1 ‘09	Amount	%	2009

Balance sheet (million euros)
Total assets	1,220,024	1,148,460	71,565	6.2	1,110,529
Net customer loans	727,882	694,068	33,814	4.9	682,551
Customer funds under management	993,774	884,425	109,349	12.4	900,057
Shareholders’ equity	73,034	68,596	4,438	6.5	70,006

Total managed funds	1,365,893	1,271,746	94,148	7.4	1,245,420

Income statement (million euros)
Net interest income	14,499	12,656	1,844	14.6	26,299
Gross income	20,874	19,368	1,506	7.8	39,381
Net operating income	12,063	11,314	749	6.6	22,960
Profit from continuing operations	4,917	4,670	246	5.3	9,427
Attributable profit to the Group	4,445	4,519	(74)	(1.6)	8,943

EPS, profitability and efficiency (%)
EPS (euro)	0.5126	0.5318	(0.0192)	(3.6)	1.0454
Diluted EPS (euro)	0.5095	0.5291	(0.0196)	(3.7)	1.0382
ROE	12.91	14.15			13.90
ROA	0.85	0.86			0.86
RoRWA	1.70	1.77			1.74
Efficiency ratio (with amortisations)	42.2	41.6			41.7

BIS II ratios and NPL ratios (%)
Core capital	8.6	7.5			8.6
Tier I	10.1	9.4			10.1
BIS ratio	13.5	13.8			14.2
NPL ratio	3.37	2.82			3.24
NPL coverage	73	72			75

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,229	8,156	73	0.9	8,229
Share price (euros)	8.740	8.560	0.180	2.1	11.550
Market capitalisation (million euros)	71,920	69,812	2,108	3.0	95,043
Book value (euro)	8.40	7.99			8.04
Price / Book value (X)	1.04	1.07			1.44
P/E ratio (X)	8.52	8.05			11.05

Other data
Number of shareholders	3,164,143	3,061,966	102,177	3.3	3,062,633
Number of employees	170,264	177,781	(7,517)	(4.2)	169,460
Continental Europe	50,461	51,013	(552)	(1.1)	49,870
o/w: Spain	33,387	33,744	(357)	(1.1)	33,262
United Kingdom	22,843	23,347	(504)	(2.2)	22,949
Latin America	86,734	92,137	(5,403)	(5.9)	85,974
Sovereign	8,386	9,594	(1,208)	(12.6)	8,847
Corporate Activities	1,840	1,690	150	8.9	1,820
Number of branches	13,671	14,108	(437)	(3.1)	13,660
Continental Europe	5,864	5,978	(114)	(1.9)	5,871
o/w: Spain	4,857	4,918	(61)	(1.2)	4,865
United Kingdom	1,328	1,329	(1)	(0.1)	1,322
Latin America	5,757	6,050	(293)	(4.8)	5,745
Sovereign	722	751	(29)	(3.9)	722
Note: The financial information in this report has approved by the Board of Directors at its meeting on July, 26 2010, following a favourable report from the Audit and Compliance Committee on July, 21 2010.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

		Net operating income			Attributable profit to the Group
			Variation				Variation
	H1 ‘10	H1 ‘09	Amount	%	H1 ‘10	H1 ‘09	Amount	%
Income statement (million euros)
Continental Europe	5,265	5,373	(109)	(2.0)	2,553	2,706	(152)	(5.6)
o/w: Santander Branch Network	1,559	1,715	(156)	(9.1)	912	1,066	(154)	(14.4)
Banesto	746	778	(32)	(4.1)	385	416	(31)	(7.4)
Santander Consumer Finance	1,611	1,497	115	7.7	396	303	93	30.5
Portugal	380	379	0	0.1	260	285	(25)	(8.9)
United Kingdom	1,817	1,603	214	13.4	1,006	885	122	13.7
Latin America	6,179	5,259	920	17.5	2,160	1,806	354	19.6
o/w: Brazil	4,298	3,281	1,017	31.0	1,294	961	333	34.7
Mexico	757	850	(92)	(10.8)	291	230	61	26.4
Chile	647	613	34	5.5	301	257	44	17.0
Sovereign	580	223	357	159.8	172	(26)	198	—
Operating areas	13,841	12,458	1,383	11.1	5,891	5,370	521	9.7
Corporate Activities	(1,778)	(1,144)	(634)	55.4	(1,446)	(851)	(595)	69.9

Total Group	12,063	11,314	749	6.6	4,445	4,519	(74)	(1.6)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	H1 ‘10	H1 ‘09	H1 ‘10	H1 ‘09	30.06.10	30.06.09	30.06.10	30.06.09
Ratios (%)
Continental Europe	36.3	35.3	18.60	20.12	3.85	3.10	73	75
o/w: Santander Branch Network *	39.8	37.8	25.31	27.71	4.78	3.50	53	57
Banesto	40.8	39.9	17.31	19.41	3.49	2.32	58	73
Santander Consumer Finance	26.5	27.0	10.39	9.26	5.23	5.14	111	90
Portugal	40.8	41.0	21.96	25.69	2.40	2.13	65	65
United Kingdom	38.7	41.0	29.33	30.37	1.84	1.54	41	45
Latin America	38.0	37.3	20.56	23.29	4.13	3.97	105	97
o/w: Brazil	37.0	37.9	20.97	25.71	5.01	4.75	98	92
Mexico	37.0	32.0	18.51	16.54	1.77	3.04	257	122
Chile	35.1	32.4	26.58	28.39	3.31	3.30	97	94
Sovereign	44.0	66.1	12.67		5.11	4.34	67	67
Operating areas	37.7	38.0	20.30	21.87	3.35	2.80	74	74

Total Group	42.2	41.6	12.91	14.15	3.37	2.82	73	72

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2010 stood at 3.65% (2.59% in June 2009) and NPL coverage was 61% (69% in Jun

	Employees		Branches
	30.06.10	30.06.09	30.06.10	30.06.09
Operating means
Continental Europe	50,461	51,013	5,864	5,978
o/w: Santander Branch Network	18,765	19,231	2,930	2,935
Banesto	9,750	10,063	1,768	1,819
Santander Consumer Finance	9,974	9,518	312	354
Portugal	6,215	6,532	762	775
United Kingdom	22,843	23,347	1,328	1,329
Latin America*	86,734	92,137	5,757	6,050
o/w: Brazil	51,402	50,898	3,588	3,612
Mexico	12,405	12,843	1,092	1,081
Chile	11,725	11,912	499	502
Sovereign	8,386	9,594	722	751
Operating areas	168,424	176,091	13,671	14,108
Corporate Activities	1,840	1,690

Total Group	170,264	177,781	13,671	14,108

(*).-	In July 2009, sale of Banco de Venezuela (5,600 employees; 285 branches)

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President